Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

December 12, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 377 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No. 0001999371-25-008833) on July 9, 2025, for the purpose of changing the principal investment strategies and name of each of the STKd 100% COIN & 100% NVDA ETF, STKd 100% NVDA & 100% MSTR ETF, STKd 100% MSTR & 100% COIN ETF, STKd 100% COIN & 100% HOOD ETF, STKd 100% NVDA & 100% AMD ETF, STKd 100% TSLA & 100% MSTR ETF, STKd 100% TSLA & 100% NVDA ETF, STKd 100% SMCI & 100% NVDA ETF, STKd 100% UBER & 100% TSLA ETF, and STKd 100% META & 100% AMZN ETF (the “Funds”), each a series of the Trust.

The Amendment was originally scheduled to become effective on September 7, 2025. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designating a later date upon which the Amendment would have become effective:

●	Post-Effective Amendment No. 420 (filed on September 5, 2025, Accession No. 0001999371-25-012659);
●	Post-Effective Amendment No. 438 (filed on October 6, 2025, Accession No. 0001999371-25-014709);
●	Post-Effective Amendment No. 456 (filed on October 28, 2025, Accession No. 0001999371-25-016279);
●	Post-Effective Amendment No. 471 (filed on November 18, 2025, Accession No. 0001999371-25-018070); and
●	Post-Effective Amendment No. 486 (filed on December 2, 2025, Accession No. 0001999371-25-019144).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments (solely with respect to the Funds).

The withdrawal of the Amendment and each of the Delaying Amendments relates solely to the Funds. No securities were sold in connection with the Amendment or the Delaying Amendments. The Trust has determined not to proceed with the changes to these particular series of the Trust at this time.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ Eric Falkeis

Eric W. Falkeis

Principal Executive Officer

Tidal Trust II